Via EDGAR Submission

May 6, 2025

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Kellie Kim
Shannon Menjivar
Benjamin Holt
Pam Long

Re: Renatus Tactical Acquisition Corp I
Amendment No. 1 to Registration Statement on Form S-1
Submitted March 14, 2025
CIK No. 0002035173

Dear Kellie Kim, Shannon Menjivar, Benjamin Holt and Pam Long:

On behalf of Renatus Tactical Acquisition Corp I, a Cayman Islands exempted company (“we” or the “Registrant”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Registrant’s responses to the comments contained in the Staff’s letter dated May 2, 2025, regarding the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on April 21, 2025 (“Amendment No. 1”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Registrant’s response. Concurrently with the transmission of this letter, we are filing the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 with the Commission through EDGAR (“Amendment No. 2”), which reflects the Registrant’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in Amendment No. 2.

Amendment No. 1 Registration Statement on Form S-1 filed April 21, 2025

Summary
Our Sponsor, page 3

1.
We note your response to prior comment 8 and partially reissue. Please expand your tabular disclosure on page 4 to disclose the $6,000 per month in salary paid to Mr. Rhodes for Chief Financial Officer services. We acknowledge your response that Mr. Rhodes is not affiliated with your sponsor and will not be receiving any equity compensation. However, Mr. Rhodes is, as you state on page 150, a promoter, and Item 1602(b)(6) applies to compensation received or to be received by the SPAC sponsor, its affiliates, and promoters.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 2.

Experience with Special Purpose Acquisition Vehicles, page 8

2.
We note your addition of Yorkville Acquisition Corp. and Globa Terra Acquisition Corporation to the table on page 143. Please revise here to describe the involvement of Messrs. Nunes and Smith, respectively, in these companies, as they appear to be SPACs. See Item 1603(a)(3) of Regulation S-K.

Response:

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of Amendment No. 2.

Notes to Financial Statements, page F-10

3.
We note your response to prior comment 24. As ASC 280 applies to all public entities, including emerging growth companies that have chosen to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please provide the required disclosures, including those required by ASU 2023-07. Also, refer to FAQ 35 in the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page F-16 of Amendment No. 2.

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If you have any questions regarding this submission, please contact Gil Savir at 770-878-2696

Thank you for your time and attention.

Sincerely,

/s/ Gil Savir
Gil Savir
of PAUL HASTINGS LLP